Exhibit 12.2
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Twelve Months Ended
	December 31,
	2016	2015	2014	2013	2012
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$226,427	$239,211	$208,903	$253,001	$204,138
Adjust for distributed income of equity investees	12,861	1,060	(7,228)	4,659	8,509
Fixed charges, as below	93,615	93,164	89,751	89,819	87,162
Total earnings, as defined	$332,903	$333,435	$291,426	$347,479	$299,809

Fixed charges, as defined:
Interest charges[1]	$92,006	$91,762	$88,034	$88,309	$85,359
Rental interest factor	1,609	1,402	1,717	1,510	1,803
Total fixed charges, as defined	$93,615	$93,164	$89,751	$89,819	$87,162
Ratio of earnings to fixed charges	3.56x	3.58x	3.25x	3.87x	3.44x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$226,427	$239,211	$208,903	$253,001	$204,138
Adjust for distributed income of equity investees	12,861	1,060	(7,228)	4,659	8,509
Supplemental fixed charges, as below	93,833	93,406	90,095	90,324	87,793
Total earnings, as defined	$333,121	$333,677	$291,770	$347,984	$300,440

Supplemental fixed charges:
Interest charges[1]	$92,006	$91,762	$88,034	$88,309	$85,359
Rental interest factor	1,609	1,402	1,717	1,510	1,803
Supplemental increment to fixed charges[2]	218	242	344	505	631
Total supplemental fixed charges	$93,833	$93,406	$90,095	$90,324	$87,793
Supplemental ratio of earnings to fixed charges	3.55x	3.57x	3.24x	3.85x	3.42x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.